SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Westin Hotels Limited Partnership

(Name of Subject Company)

Westin Hotels Limited Partnership

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interests

(Title of Class of Securities)

960 377 109

(CUSIP Number of Class Securities)

Thomas Smith

Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon

Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

     This Amendment No. 2 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2003 by Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), relating to the tender offer by WHLP Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on November 4, 2003 by Purchaser and Starwood, as amended by Amendment No. 1 to the Schedule TO filed on November 24, 2003, Amendment No. 2 to the Schedule TO filed on November 25, 2003, Amendment No. 3 to the Schedule TO filed on December 5, 2003, Amendment No. 4 to the Schedule TO filed on December 12, 2003, Amendment No. 5 to the Schedule TO filed on December 22, 2003 and Amendment No. 6 to the Schedule TO filed on December 24, 2003 (collectively, the “Schedule TO”), to purchase all the outstanding units of limited partnership interest (the “Units”) of the Partnership at a price of $700 per Unit, in cash, reduced by the amount of distributions per Unit, if any, made by the Partnership on or after December 22, 2003 until the date on which Purchaser purchases the Units tendered pursuant to the offer (the “Amended Offer Price” and the Offer, as amended, the “Amended Offer”). Terms not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 4.     The Solicitation or Recommendation.

      Item 4 is hereby amended and supplemented as follows:

(a) Solicitation or Recommendation. The General Partner is not expressing an opinion, nor making a recommendation, and is remaining neutral with respect to the Amended Offer.

(b) Reasons. The General Partner believes that each Limited Partner must make his, her or its own decision about whether to accept or reject the Amended Offer based on all available information, including the factors described below, the other information contained or incorporated by reference in this Statement and the Partnership’s publicly available information.

(i) As set forth in Item 3, because the General Partner is a subsidiary of Starwood, the directors and officers of the General Partner may have a conflict of interest with respect to the Amended Offer and the Consent Solicitation and may not be considered independent of Purchaser and Starwood.

Starwood and the General Partner have implemented an information screen intended to prevent the unintended exchange of information between Starwood, its financial advisors and its legal counsel, on the one hand, and the GP Board, its financial advisors and its legal counsel, on the other hand, regarding offers for Units, including the Amended Offer and the Consent Solicitation. The members of the GP Board and all Starwood employees who perform managerial duties for the Michigan Avenue have been excluded from Starwood’s consideration of any aspect of the Amended Offer and the Consent Solicitation. Some of the officers of the General Partner have participated in the consideration of the Amended Offer on Starwood’s behalf, but have not participated in any respect in the General Partner’s consideration of the Amended Offer or any other tender offer for Units. In addition, the GP Board obtained the advice of independent Delaware counsel, Potter Anderson & Corroon LLP, in considering its response to the Amended Offer.

Purchaser and Starwood have not negotiated the terms of the Amended Offer or the Consent Solicitation with the General Partner and Purchaser and Starwood have not requested that the General Partner approve the Amended Offer or the Consent Solicitation.

(ii) The Partnership engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to render an opinion as to the fairness, from a financial point of view, to the Limited Partners of the Amended Offer. At the December 26, 2003 meeting of the GP Board, Houlihan Lokey delivered its written opinion (the “Opinion”) to the effect that, as of the date of such Opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the Amended Offer is fair to a Limited Partner from a financial point of view. The full text of the Opinion, setting forth the scope of the review undertaken by Houlihan Lokey in arriving at the Opinion, is attached hereto as Exhibit (e)(1) and is incorporated herein by reference. A summary of the financial analyses Houlihan Lokey conducted in rendering the Opinion is attached hereto as Exhibit (e)(2) and incorporated herein by reference. Limited Partners are urged to, and should, read the Opinion carefully and in its entirety. The Opinion was provided for the information and assistance of the GP Board in connection with its consideration of the Amended Offer. The Opinion addresses only the fairness from a financial point of view of the consideration to be received by the Limited Partners in the Amended Offer and does not constitute a recommendation to any Limited Partner as to whether to tender or not tender Units in the Amended Offer.

The Partnership has also received opinions from Houlihan Lokey with respect to the initial Offer and other recent tender offers for Units. On November 18, 2003, in connection with the initial Offer made by the Purchaser to purchase all the Units at a purchase price of $625 per Unit, less the amount of any cash distribution made or declared on or after October 1, 2003 (the “November Offer”), Houlihan Lokey delivered its written opinion (the “November Opinion”) to the GP Board, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the November Offer was not fair to a Limited Partner, from a financial point of view. The November Opinion was filed as an exhibit to the Schedule 14D-9 filed with the SEC on November 18, 2003.

On October 15, 2003, in connection with the offer by Kalmia Investors LLC and its related investors (collectively, “Kalmia”) commenced on October 6, 2003 to purchase up to 73,250 Units at a purchase price of $550 per Unit, less the amount of any cash distributions made or declared on or after October 1, 2003 (the “October Kalmia Offer”), Houlihan Lokey delivered its written opinion (the “October Kalmia Opinion”) to the GP Board, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the October Kalmia Offer was not fair to a Limited Partner, from a financial point of view. The October Kalmia Opinion was filed as an exhibit to the Partnership’s Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 27, 2003.

In connection with Kalmia’s offer commenced on July 24, 2003 to purchase up to 79,917 Units, at a purchase price of $550 per Unit, less the amount of any cash distributions made or declared on or after July 7, 2003 with respect to that Unit (the “July Kalmia Offer”), Houlihan Lokey delivered its written opinion dated August 1, 2003 (the “July Kalmia Opinion” and, together with the October Kalmia Opinion, the “Kalmia Opinions”) to the GP Board with respect to the July Kalmia Offer. In the July Kalmia Opinion, Houlihan Lokey specified that, as of the date of such opinion, and based upon and subject to the considerations and limitations described therein, the consideration to be received by the Limited Partners in connection with the July Kalmia Offer was not fair to a Limited Partner from a financial point of view. The July Kalmia Opinion was filed as an exhibit to the Partnership’s Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on August 6, 2003.

On July 18, 2003, in connection with the offer by Windy City Investments LLC and its related investors (collectively, “Windy City”) commenced on July 7, 2003 to purchase up to 20,340 Units at a purchase price of $525 per unit, reduced by (a) the $50 transfer fee charged by the Partnership for each transfer and (b) the amount of any cash distributions made or declared on or after July 7, 2003, with interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment (the “Windy City Offer”), Houlihan Lokey delivered its written opinion (the “Windy City Opinion”) to the GP Board to the effect that, as of the date of such opinion, and based upon and subject to the considerations and limitations described therein, the consideration to be received by the Limited Partners in connection with the Windy City Offer was fair to a Limited Partner from a financial point of view. The Windy City Opinion was filed as an exhibit to the Partnership’s

Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on July 27, 2003 relating to the Windy City Offer.

Limited Partners should note that Windy City offered to purchase up to only 20,340 Units of the Partnership (representing approximately 15% of the Units outstanding), as compared to the Kalmia’s offers to purchase up to 73,250 Units (representing approximately 54.0% of the Units outstanding) and up to 79,917 Units (representing approximately 58.94% of the Units outstanding) in the October Kalmia Offer and the July Kalmia Offer, respectively, and Purchaser’s offer to purchase all of the outstanding Units in the November Offer and the Amended Offer. Because the Windy City Offer was for a minority position within the Partnership, Houlihan Lokey applied a minority discount to the consideration to be paid to Limited Partners, lowering the determined range of value for the Units in the Windy City Offer. On the other hand, if either of the Kalmia Offers, the November Offer or the Amended Offer were fully subscribed, Kalmia or Purchaser, respectively, would hold a controlling interest in the Units and accordingly would hold sufficient interest to control certain material decisions to be made by the Limited Partners in accordance with the Partnership Agreement. Because Houlihan Lokey deemed each of the Kalmia Offers, the November Offer and the Amended Offer to constitute a bid for a controlling interest in the Partnership, Houlihan Lokey could not apply any minority discounts to the value of the Units in the Kalmia Offers, the November Offer and the Amended Offer, the effect of which increased the determined range of value for the Units above the amount of consideration offered to Limited Partners in the Kalmia Offers and the November Offer. Thus, although the consideration to be received by a participating Limited Partner in connection with the November Offer and the Kalmia Offers is greater than the consideration received by a participating Limited Partner in connection with the Windy City Offer, in the November Opinion and the Kalmia Opinions, Houlihan Lokey took into account discounts for minority purchases in connection with the Windy City Offer, leading to different conclusions as to the appropriate determined range of value for the Units in the Windy City Offer and the November Offer and the Kalmia Offers.

(iii) The Amended Offer Price is $150 more per Unit than the $550 price offered by Kalmia in each of the Kalmia Offers and is $175 more per Unit than the $525 price offered by Windy City in the Windy City Offer. Also, unlike the Kalmia Offers and the Windy City Offer, Purchaser is seeking to purchase all of the outstanding Units whereas Kalmia and Windy City offered to purchase only specified amounts of the outstanding Units.

(iv) Limited Partners should note that, pursuant to the Consent Solicitation, Purchaser is seeking Limited Partner consent to the Proposals which would, among other things, render the transfer restrictions contained in Article 11 of the Partnership Agreement, including the restrictions described in paragraphs (x) and (xiii) below, inapplicable to the transfer of Units in connection with the Amended Offer. If Purchaser receives the consents necessary to approve the Proposal regarding these transfer restrictions, then such restrictions will not limit Purchaser’s ability to acquire Units tendered to it pursuant to the Amended Offer.

(v) The Amended Offer is conditioned upon, among other things, the valid and not withdrawn tender of at least a majority of the issued and outstanding Units; the receipt by Purchaser of the valid written consent of Limited Partners who collectively hold a majority of the Units to each of the Proposals, the Merger and the related merger agreement; and the effectiveness of the Amendments for which Purchaser is seeking consents. Because the Amended Offer and the Consent Solicitation are independent of one another, it is possible that Purchaser could receive a majority of the Units pursuant to the Amended Offer but not receive the consents necessary for approval of any of the Proposals (including the Merger). Although the General Partner believes that if Purchaser receives a majority of the Units it will also receive the consents it is seeking from the Limited Partners in the Consent Solicitation, the General Partner believes that the possibility (however unlikely) that Purchaser will complete the Amended Offer without completing the Consent Solicitation may be seen by Limited Partners as a reason to consent to the Proposals other than on their merit.

Specifically, if Purchaser completes the Amended Offer without having received the consents necessary for approval of the Proposals, including the Merger (which would involve Purchaser waiving certain conditions to the Amended Offer), and does not effect the Merger, Purchaser, as the majority holder of the Units, will be able to influence or determine all voting decisions of the Partnership. In particular, Purchaser will have the right under the Partnership Agreement to:

•	amend certain provisions of the Partnership Agreement;

•	approve certain sales, including the sale of the Michigan Avenue and the Hotel Partnership;

•	approve certain borrowings;

•	approve the transfer of the General Partner’s interest;

•	expel the General Partner and elect a new general partner;

•	prevent other Limited Partners from expelling the General Partner and electing a new general partner;

•	prevent other Limited Partners from expelling the Hotel General Partner as the general partner of the Hotel Partnership (which owns the Michigan Avenue) and electing a new general partner; and

•	dissolve the Partnership.

In addition, if Purchaser completes the Amended Offer but does not effect the Merger, there may be increased illiquidity of the Units, which would likely have an adverse effect on the market price of the Units.

(vi) Set forth below is preliminary unaudited limited financial information for the Michigan Avenue for November 2003. This financial information is being provided by the Partnership on a preliminary unaudited basis in order to provide Limited Partners with additional information with which to evaluate the Amended Offer and any other unsolicited tender offers for Units.

	Month Ended November 30,

	2003	2002

Total operating revenues	$3,630,225	$4,045,924
Revenue per available room	$117.46	$130.82
Average daily rate	$153.18	$175.07
Occupancy	76.7%	74.7%

The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle but expects that the market will recover over the next few years, although the timing and extent of any such recovery is uncertain. The General Partner believes that the Hotel will not experience significant revenue and income growth in calendar year 2004 due in part to a reduced number of conventions in the Chicago area. Although the hotel real estate market recently has shown signs of improvement, there can be no assurance that this improvement will be sustained. The Partnership may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per Unit cash proceeds a Limited Partner would realize upon a sale of the Michigan Avenue or a future liquidation of the Partnership may not be greater than, and may be substantially less than, the Amended Offer Price.

(vii) Although the General Partner has not actively marketed the Partnership or the Michigan Avenue during the last two years, the terms of the November Offer, the Amended Offer, the Kalmia Offers and the Windy City Offer have been reported in the financial section of newspapers with national circulation and in the hotel industry press. The General Partner believes that because of the press coverage of these tender offers, it is likely that potential buyers of the Michigan Avenue have become aware of the price and other terms upon which the Partnership may be sold if the Amended Offer is consummated. Furthermore, the General Partner believes that potential buyers of the

Michigan Avenue are sufficiently sophisticated to understand that they may submit a competing offer for the Partnership. Except as indicated in the next paragraph, the GP Board has not recently received any bona fide indications of interest from any potential buyers of the Michigan Avenue.

During late-November and early-December 2003 a public real estate investment trust not affiliated with Starwood or the Partnership (the “Public REIT”) orally indicated to Jones Lang LaSalle Hotels (“JLL”), a nationally recognized broker, that it might be interested in an acquisition of the Hotel. The Public REIT conducted a limited amount of due diligence, including reviewing certain information provided by the Partnership and touring the Hotel. After such due diligence the Public REIT informed JLL that it was concerned with the hotel market in Chicago in calendar year 2004 and was not interested in actively pursuing a transaction.

(viii) As previously disclosed by the Partnership, there is no public market for the Units and it is not anticipated that a public market for the Units will develop. Privately negotiated sales and sales through intermediaries (such as matching services for buyers and sellers of partnership interests) currently are the primary means available to liquidate an investment in the Units. Limited Partners who do not wish to take the risks of changing market and other conditions or who want to liquidate their investment in the Partnership now and make other uses of the proceeds of their investment may want to tender all or a portion of their Units.

(ix) The Units are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means, among other things, that the Partnership is required to file periodic reports with the SEC and comply with the SEC’s proxy rules. Limited Partners should be aware that if, as a result of the Amended Offer, the Units are held by fewer than 300 holders, the Partnership could apply to de-register the Units under the Exchange Act. If the Units were de-registered, the Partnership would no longer be subject to these reporting requirements and proxy rules. Purchaser has indicated in the Amended Offer to Purchase that it intends to seek de-registration of the Units if the Merger is not effected but it receives sufficient tenders to reduce the number of holders to below 300.

(x) The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely result in the Partnership’s being considered terminated within the meaning of Section 708 of the Internal Revenue Code (the “Code”). The Partnership will generally be deemed terminated under Code Section 708 if 50% or more of the interests in the Partnership’s capital and profits are transferred in any twelve-month period. One consequence of a deemed termination is that the Partnership’s future depreciation deductions with respect to its property will be reduced in certain future taxable periods immediately following the deemed termination with the result that the amount of taxable income that a Limited Partner derives from its Units with respect to such periods will be increased, without a corresponding increase in cash distributions from the Partnership. Assuming the Amended Offer is completed in 2003 and the Partnership is deemed terminated, the Partnership estimates that each existing Limited Partner will report additional income of approximately $2, $19 and $12 per Unit for calendar year 2003, 2004 and 2005, respectively. Prior to allowing the transfer of any Units in connection with the Amended Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause a Code Section 708 termination of the Partnership. For the nine-month period ending September 30, 2003, transfers aggregating 15,153 Units and comprising approximately 11.2% of the Units had been recognized by the Partnership. Accordingly, and based on the assumptions that the only Unit transfers recognized during the fourth calendar quarter of this year are Unit transfers pursuant to the Amended Offer and that the transfers recognized through the nine month period ending September 30, 2003 are transfers constituting sales or exchanges within the meaning of Code Section 708, the General Partner estimates that if more than approximately 53,332 Units, which would comprise approximately 39.3% of the Units, are tendered to Purchaser and recognized by the Partnership as having been transferred as of the end of the 2003 fourth calendar quarter, then, based on preliminary advice received from the Partnership’s counsel, it appears that such Unit transfers pursuant to the Amended Offer would likely cause the Partnership to be considered terminated within the meaning of Code Section 708. Thus, if this advice is confirmed, and if Purchaser does not receive sufficient consents to waive this restriction, the terms of the Partnership Agreement will prevent Purchaser from being recognized as an assignee or a substituted limited partner with respect to all of the tendered Units.

The General Partner has the right to suspend transfers if and when the transfer would result in the transfer of 40% or more of the Units when added to the total of all other sales and exchanges of Units within the preceding twelve months. The primary purpose of this provision is to ensure that the Partnership is not deemed terminated for purposes of Code Section 708. The Partnership and the General Partner currently anticipate they will implement the restriction limiting the number of transfers. Thus, the number of Units that will be recognized by the Partnership as having been purchased by Purchaser may be limited if the number of units tendered to Purchaser would, if recognized in full by the Partnership, otherwise result in a transfer of 40% or more of the units within the last 12 months.

As discussed in paragraph (iv) above, pursuant to the Consent Solicitation, Purchaser is seeking consents of the Limited Partners to a Proposal which would render each of the foregoing transfer restrictions inapplicable to the Amended Offer. Accordingly, if Purchaser receives the necessary consents to the Proposal in the Consent Solicitation, the foregoing transfer restrictions will not apply to the Amended Offer.

(xi) Purchaser discloses in the Amended Offer to Purchase that its objectives and motivations in establishing the Amended Offer Price might conflict with interests of Limited Partners in receiving the highest price for their Units. While the Amended Offer Price exceeds the offer prices offered in the Kalmia Offers and the Windy City Offer, this fact alone does not ensure that Limited Partners will receive the fair value of the Units in the Amended Offer. Purchaser also specifies in the Amended Offer to Purchase that based upon recent improvements in the Partnership’s operating results and the cyclical nature of the real estate market and the hospitality industry, the Amended Offer Price could be significantly less than the net proceeds per Unit that Limited Partners could realize from a liquidation of the Partnership following a future sale of the Michigan Avenue. If the Amended Offer is completed, Limited Partners who tender their Units in the Amended Offer will lose the opportunity to participate in any future benefits of ownership of Units, including potential future distributions by the Partnership. Limited Partners who decline to tender Units could also lose these opportunities if the Merger is completed because Purchaser has stated its intention to consummate a back-end merger of the Partnership if it receives a majority of the Units pursuant to the Amended Offer and the requisite Limited Partner consents to the Merger pursuant to the Consent Solicitation.

(xii) Limited Partners should note that the Amended Offer is subject to numerous conditions, including the valid and not withdrawn tender of at least a majority of the issued and outstanding Units; the valid written consent of Limited Partners who collectively hold more than 50% of the Units to each of the Proposals, the Merger and the related merger agreement; the effectiveness of the Amendments for which Purchaser is seeking consents; and Purchaser’s receipt of all governmental regulatory approvals necessary to complete the Amended Offer or the Merger and the absence of any injunction or other order that would prohibit the Amended Offer or the Merger. The Amended Offer is not subject to a financing condition, however, and the General Partner believes Purchaser and Starwood have the financial resources to consummate the Amended Offer and effect the Merger.

(xiii) The Partnership currently believes that it qualifies to be treated as a partnership for Federal income tax purposes. The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. Prior to allowing the transfer of any Units in connection with the Amended Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. Based on preliminary advice received from the Partnership’s counsel, it does not appear that consummation of the Amended Offer is likely to cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. As described in paragraph (iv) above, pursuant to the Consent Solicitation, Purchaser is seeking consents of the Limited Partners to a Proposal that would render this transfer restriction inapplicable to the Amended Offer.

(xiv) Pursuant to the Partnership Agreement, the Partnership recognizes transfers of Units only on the last business day of a calendar quarter. If the Amended Offer is accepted but the Proposal to amend the Partnership Agreement to allow transfers of Units in the Amended Offer to be recognized upon completion of the Amended Offer rather than at the end of a calendar quarter is not adopted, payment for the Units tendered pursuant to the Amended Offer would be delayed until January 2004.

Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Amended Offer to Purchase and related documents, as well as the Partnership’s publicly available annual, quarterly and other reports and information and the information contained in or incorporated by reference in this Statement in making their own decision about whether to accept or reject the Amended Offer. Limited Partners should consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Amended Offer before deciding whether to tender Units.

(c) Intent to Tender. Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to Purchaser any Units that are held of record or beneficially by such person.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(B)	Text of Press Release dated December 29, 2003 issued by the Partnership.
(a)(2)(B)	Letter to Limited Partners dated December 29, 2003.
(e)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated December 26, 2003.
(e)(2)	Summary of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Financial Analysis.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTIN HOTELS LIMITED PARTNERSHIP

By:	WESTIN REALTY CORP.

General Partner

By:	/s/ ALAN M. SCHNAID

Alan M. Schnaid
Vice President

Dated December 29, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(B)	Text of Press Release dated December 29, 2003 issued by the Partnership.
(a)(2)(B)	Letter to Limited Partners dated December 29, 2003.
(e)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated December 26, 2003.
(e)(2)	Summary of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Financial Analysis.

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